FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2012

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

SANTANDER UK PLC (the Company)

ANNUAL INFORMATION UPDATE

11 April 2012

In accordance with Prospectus Rule 5.2, the following information and documents were published, or made available to the public, over the 12 months from 11 April 2011 up to and including 11 April 2012 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

The annual information update is required by and is being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains.  This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction.  This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

1.           ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE

The Company made the following regulatory announcements by RNS or Business Wire on or around the dates indicated:

Date / Time	Headline
30/03/2012 16:59	Copies of special resolutions
26/03/2012 11:27	Notice of AGM
16/03/2012 14:51	Supplemental Prospectus
16/03/2012 07:30	Annual Financial Report - Part 3
16/03/2012 07:30	Annual Financial Report - Part 2
16/03/2012 07:30	Annual Financial Report - Part 1
06/03/2012 09:30	Board Changes at Santander UK plc
31/01/2012 07:30	Trading Statement Q4 2011
16/01/2012 15:04	Early Repurchases
05/01/2012 14:42	Early Repurchases
20/12/2011 13:22	Board Changes
27/10/2011 07:30	Q3 2011 Trading Statement
24/10/2011 14:38	Early Repurchases
26/08/2011 16:44	Publication of supplemental prospectus
26/08/2011 07:30	Half Yearly Report - Part 2 of 2
26/08/2011 07:30	Half Yearly Report Part 1 of 2
23/08/2011 07:33	Early Repurchase(s)
12/08/2011 14:39	Early Repurchases
10/08/2011 15:00	Early Repurchases
08/08/2011 14:48	Early Repurchases
29/07/2011 14:53	Early Repurchases

28/07/2011 16:28	Publication of supplemental prospectus
27/07/2011 15:00	Board changes at Santander UK plc
27/07/2011 07:30	H1 2011 Trading Statement
20/07/2011 16:34	Early Repurchases
14/07/2011 15:28	Early Repurchases
16/06/2011 16:04	Copies of Special Resolutions
14/06/2011 10:14	Notice of AGM
01/06/2011 07:30	Management Changes at Santander UK plc
05/05/2011 10:07	Early Repurchases
28/04/2011 07:30	Q1 2011 Trading Statement
21/04/2011 07:30	Publication of Prospectus
11/04/2011 16:46	Annual Information Update
07/04/2011 16:55	Early Repurchases

Copies of the above announcements can be downloaded from the London Stock Exchange website (www.londonstockexchange.com)

2.	INFORMATION FILED AT COMPANIES HOUSE

The Company filed the following documents at Companies House on or around the dates indicated.

Filing Date	Description
03/04/2012	Company AGM Business 30/03/2012
22/03/2012	Director Appointed Stephen Edward Jones
16/01/2012	Appointment Terminated, Director Keith Woodley
16/01/2012	Appointment Terminated, Director Jane Barker
29/06/2011	Auth To Buy Back Preference Shares 16/06/2011
20/06/2011	Director Appointed Stephen James Pateman
10/06/2011	Particulars Of A Mortgage Or Charge / Charge No: 8
25/05/2011	Group Of Companies' Accounts Made Up To 31/12/10
04/05/2011	AR01 Annual Return and 31/03/11 Full List Statement Of Capital
26/04/2011	Director Appointed Jose Maria Nus
06/04/2011	Appointment Terminated, Director Alison Brittain

Copies of documents filed at Companies House are available from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk

3.	INFORMATION SENT TO THE UK LISTING AUTHORITY OR SENT TO SHAREHOLDERS

The Company submitted copies of the following documents to the UK Listing Authority on or around the dates indicated:

Filing Date	Headline	Type
04/04/2012	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
30/03/2012	Santander UK Plc - Copies of special resolutions	Doc re
30/03/2012	Special resolutions passed at AGM	AGM Results
26/03/2012	Santander UK Plc - Notice of AGM	Notice of AGM
26/03/2012	AGM Notice	AGM Notice (excluding RNA)
19/03/2012	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
16/03/2012	Santander UK Plc - Supplemental Prospectus	Publication of Prospectus
16/03/2012	Santander UK Plc - Annual Financial Report - Part 3	Final Results
16/03/2012	Santander UK Plc - Annual Financial Report - Part 2	Final Results

16/03/2012	Santander UK Plc - Annual Financial Report - Part 1	Final Results
16/03/2012	Prospectus Supplement	Prospectus Supplement
13/03/2012	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
06/03/2012	Santander UK Plc - Board Changes at Santander UK plc	Re Directorate
24/02/2012	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
20/02/2012	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
14/02/2012	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
10/02/2012	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
31/01/2012	Santander UK Plc - Trading Statement Q4 2011	Trading Statement
31/01/2012	Santander UK Plc - Trading Statement Q4 2011	Other (excluding RNA)
12/01/2012	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
06/01/2012	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
31/12/2011	Santander UK plc - Annual Financial Report	Annual Report (excluding RNA)
20/12/2011	Santander UK Plc - Board Changes	Re Directorate
16/12/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
12/12/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
24/11/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
21/11/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
11/11/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
10/11/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
27/10/2011	Santander UK Plc - Q3 2011 Trading Statement	Trading Statement
12/10/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
06/10/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
16/09/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
12/09/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
26/08/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
26/08/2011	Santander UK Plc - Publication of supplemental prospectus	Publication of Prospectus
26/08/2011	Santander UK Plc - Half Yearly Report - Part 2 of 2	Half year report
26/08/2011	Santander UK Plc - Half Yearly Report Part 1 of 2	Half year report
22/08/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
11/08/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
10/08/2011	DJ Alliance & Leicester FRN Variable Rate Fix	FRN Variable Rate Fix
28/07/2011	Santander UK Plc - Publication of supplemental prospectus	Publication of Prospectus
28/07/2011	Publication of supplementary prospectus	Prospectus Supplement
27/07/2011	Santander UK Plc - Board changes at Santander UK plc	Re Directorate
27/07/2011	Santander UK Plc - H1 2011 Trading Statement	Trading Statement
30/06/2011	Half Yearly Report	Half Yearly Report
01/06/2011	Issuer Document	Prospectus (excluding RNA)
21/04/2011	Issuer Document	Prospectus (excluding RNA)
21/04/2011	Issuer Document	Prospectus
20/04/2011	Issuer Document	Prospectus
05/04/2011	Issuer Document	Prospectus (excluding RNA)

Documents submitted to the FSA can be viewed at the Document Viewing Facility situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS or via the National Storage Mechanism at http://www.hemscott.com/nsm.do.

4.           INFORMATION FILED AT THE SECURITES AND EXCHANGE COMMISSION

The Company has submitted the following filings to the US Securities and Exchange Commission (“SEC”):

Filed/Effective	Filings	Description
30/03/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
26/03/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
15/03/2012	20-F	Annual and transition report of foreign private issuers [Sections 13 or 15(d)]
06/03/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
13/02/2012	ABS-15G	Asset-backed securitizer report pursuant to Section 15G, item 1.01
31/01/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
20/12/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27/10/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
09/09/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
26/08/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27/07/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27/07/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
16/06/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
14/06/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
01/06/2011	8-A12B	Registration of securities [Section 12(b)]
01/06/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28/04/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27/04/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
21/04/2011	424B2	Prospectus [Rule 424(b)(2)]
21/04/2011	FWP	Filing under Securities Act Rules 163/433 of free writing prospectuses
20/04/2011	424B5	Prospectus [Rule 424(b)(5)]
11/04/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
05/04/2011	EFFECT	Notice of Effectiveness

Copies of documents filed with the SEC are available at: http://www.sec.gov/edgar/searchedgar/companysearch.html

5.           FURTHER INFORMATION

Further information regarding the Company, including the Annual Report for the year ended 31 December 2011 can be found on the Company's website at: http://www.aboutsantander.co.uk

A copy of this Annual Information Update and copies of the documents referred to in it can be obtained from the Assistant Company Secretary at the following address:

Assistant Company Secretary
Santander UK plc
2 Triton Square
Regent’s Place
London, NW1 3AN

11 April 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 12 April 2012	By / s / Jessica Petrie (Authorised Signatory)